                                                                      EXHIBIT  3

                                  [TRANSLATION]

                                                                  March 22, 2009

          Notice is hereby given of the 51st Annual General Meeting of
       INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. (HEREINAFTER-"THE BANK")

Notice is hereby given that the 51st Annual General Meeting of the Bank will take place at the Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Monday, April 20, 2009 at 10:00 A.M.

AGENDA AND PROPOSED RESOLUTIONS

1.   DISCUSSION REGARDING THE FINANCIAL STATEMENTS OF THE BANK AS OF DECEMBER
     31, 2008, INCLUDING THE REPORT OF THE BOARD OF DIRECTORS.

2.   APPOINTMENT OF AUDITORS FOR 2009 AND AUTHORIZING THE BOARD OF DIRECTORS TO
     SET THEIR REMUNERATION.

RESOLUTION:

     a.   To appoint the firm of Kesselman and Kesselman as auditors of the Bank for 2009. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

     b.   To authorize the Board of Directors of the Bank to set the auditors'
          remuneration for their auditing services for 2009, subject to the following conditions:

          1.   The remuneration and terms of employment concerning the
               above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

          2.   The Board of Directors shall review the time sheet and
               remuneration report that will be presented by the auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.

3.   REPORT ON THE REMUNERATION FOR THE AUDITORS FOR 2008.

4.   THE AMENDMENT OF ARTICLE 86 OF THE BANK'S ARTICLES OF INCORPORATION (WHICH
     DEALS WITH THE MINIMUM NUMBER OF MEMBERS OF THE BANK'S BOARD OF DIRECTORS)

RESOLUTION:

To approve the amendment of Article 86 of the Bank's Articles' so that the minimum number of members of the Board shall be 5 instead of 7. In accordance thereto, in place of the words "no less than seven" in Article 86 of the Bank's
Articles shall come the words "no less than five".

THE DETERMINING DATE

The date for determining the right to vote at the Annual General Meeting, pursuant to Section 182 of the Companies Law, is March 31, 2009 (hereinafter-
"the Determining Date").

Pursuant to the law, a shareholder in whose name a share is registered with a member of the Stock Exchange and such share is included in the shares listed in the shareholder registry in the name of a registrar company, shall deliver to the Bank, prior to the convening of the meeting, a confirmation from the member of the Stock Exchange regarding his ownership of the share as of the Determining
Date.

THE LEGAL QUOROM

The legal quorom required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.

MAJORITY REQUIRED

     a.   The majority required to adopt the resolution set out in Paragraph 2 of the above Agenda is a simple majority.

     b.   The majority required to adopt the resolution set out in Paragraph 4 of the above Agenda (the amendment of Article 86 of the Bank's
          Articles) is a majority of at least seventy-five (75%) percent of the votes of the shareholders participating in the vote, except abstentions.

VOTING BY PROXY:

A shareholder may appoint a proxy to be present and to vote in his place. A proxy form or power of attorney by which the appointment is made, or copies of such that are certified by a notary, must be deposited in the offices of the
Bank at least 48 hours prior to the meeting.

The financial statements of the Bank may be reviewed on business days, except
Fridays, beginning on March 23, 2009, between the hours 09:00-15:00 at the
Bank's offices (by prior phone-appointment with the Secretary of the Bank,
Advocate Natan Atlas, telephone 03-6272796) at the Bank's registered offices, 82
Menachem Begin Road, Tel Aviv.

                                    BY ORDER OF THE BOARD OF DIRECTORS

                                             N. ATLAS
                                        GENERAL SECRETARY